Exhibit 99.15

POLY-PACIFIC INTERNATIONAL INC.

April 17, 2007

Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) (TSX-V: “PMB”; OTCBB: “PLYPF”; Berlin: “A0LGDN”; Frankfurt: “POZ”) announces that, further to its press release of January 4, 2007, it has received acceptance by the TSX Venture Exchange with respect to a debt settlement transaction of an aggregate of 3,172,208 common shares of the Company (the “Common Shares”) ranging in price from $0.05 to $0.10 per Common Share for total debt of $171,438. The Common Shares are subject to a restricted period and may not be traded for a four (4) month period expiring on July 7, 2007.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For more information contact:

Mr. Randy Hayward

Telephone: (604) 293-8885

Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.